UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Ruel 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number:

Hamco Ventures Limited (Exact name of registrant as specified in its charter)

Room 706, 7th Floor Printing House

6 Duddell Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F. ☒             Form 40-F. ☐

Change of address and phone number

In March, 2026, Hamco Ventures Limited (the “Company”) relocated its principal executive offices to Room 706, 7th Floor Printing House. 6 Duddell Street, Central, Hong Kong. The Company telephone number changed to +852-2333-8738

Repurchase and cancellation of preferred shares.

On Dec 19, 2025, the Company repurchased and subsequently cancelled 32,230,000 preferred shares from Chun Leung Chow (Eddy).

Financial Statements and Exhibits

Set forth in this report are the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hamco Ventures Limited

By:	/s/ Chun Leung Chow (Eddy)
	Name:	Chun Leung Chow (Eddy)
	Title:	Chief Executive Officer

Date:  April 15, 2026

HAMCO VENTURES LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements

Unaudited condensed consolidated balance sheets as of Dec 31 and Jun 30, 2025.	F-2
Unaudited condensed consolidated Statements of Operations and Comprehensive loss for six months ended Dec 31, 2025 and 2024	F-3
Unaudited condensed consolidated Statements of changes in Equity for six months ended Dec 31, 2025 and 2024.	F-4
Unaudited condensed consolidated Statements of cash flow for six months ended Dec 31, 2025 and 2024.	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(In U.S. Dollars, except share data or otherwise stated)

	As of December 31, 2025	As of June 30, 2025
ASSETS:
Current assets:
Cash	$136,838	$54,462
Deferred IPO Offering costs	—	—
Amount due from subscribers	306,000	—
Total current assets	442,838	54,462

Total Assets	$442,838	$54,462

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Account Payable and accrual	$5,828	$27,001
Amount due to a shareholder	1	—
Amount due to a Director	—	8,030

Total Current Liabilities	5,829	35,031

Total Liabilities	$5,829	$35,031

Commitments and contingencies	—	—

Shareholders
Ordinary shares, $0.00001 par value; 900,000,000 shares authorized; 206,924,000 shares and 205,100,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025 respectively	$2,069	$2,051
Preferred shares, no par value, 900,000,000 shares authorized; 5,860,000 shares and 38,090,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025 respectively	—	—
Additional paid-in Capital	$579,486	$123,505
Accumulated deficit	(144,546)	(106,125)

Total Shareholders’ Equity	$437,009	$19,431

Total Liabilities and Shareholders’ Equity	$442,838	$54,462

See accompany notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollars, except share data or otherwise stated)

	From July 1, 2025 to	From July 1, 2024 to
	December 31, 2025	December 31, 2024
Interest income	$1	$4

Exchange gain	6	8
	7	12
General and administrative expenses	$(38,428)	$(20,801)

Loss before tax	$(38,421)	$(20,789)

Tax expense	$—	$—

Net loss	$(38,421)	$(20,789)

Weighted average shares outstanding, basic and diluted	205,180,082	205,100,000

Basic and diluted net loss per ordinary share	$0.00018726	$0.00010360

See accompany notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS

(In U.S. Dollars, except share data or otherwise stated)

	Preferred Shares		Ordinary Shares		Additional paid-in capital
	Shares	Amount	Shares	Amount	Preferred shares	Ordinary shares	Accumulated deficit	Total shareholders’ equity
Balance as of February 7, 2024 (inception)	—	$—	—	$—	$—	$—	$—	$—
Shares issued for cash
Founders - Preferred shares	38,090,000	—	—	—	1	—	—	1
Founders – Ordinary shares	—	—	68,314,280	683	—	42,195	—	42,878
Third Party – Ordinary shares	—	—	136,785,720	1,368	—	81,309	—	82,677
Net loss	—	—	—	—	—	—	(106,125)	(106,125)
Balance as of June 30, 2025	38,090,000	—	205,100,000	2,051	1	123,504	(106,125)	19,431
Shares repurchase	(32,230,000)	—	—	—	(1)	—	—	(1)
Shares issued for cash	—	—	1,824,000	18	—	455,982	—	456,000
Net loss	—	—	—	—	—	—	(38,421)	(38,421)
Balance as of December 31, 2025	5,860,000	$—	206,924,000	$2,069	$—	$579,486	$(144,546)	$437,009

See accompany notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, except share data or otherwise stated)

	From July 1, 2025 to	Year ended
	December 31, 2025	June 30, 2025
Cash flows from operating activities:
Net loss	$(38,421)	$(97,643)
Adjustments to reconcile net loss to net cash used in operating activities	—	—
Changes in operating liabilities:
IPO costs written off	—	75,435
(Increase) in account receivable	—	1,024
Increase in creditor and accrual	(21,173)	(15,000)
Net cash used in operating activities	(59,594)	(36,184)

Cash flows from investing activities:
Payment of IPO offering costs	—	(33,435)
Net cash used in investing activities	—	(33,435)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	150,000	1,056
Amount due to a Director	(8,030)	2,904
Net cash provided by financing activities	141,970	3,960
Net change in cash	82,376	(65,659)
Cash at the beginning of the period	54,462	120,121
Cash at the end of the period	$136,838	$54,462

See accompany notes to the consolidated financial statements.

HAMCO VENTURES LIMITED AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

Hamco Ventures Limited (the “Company”) was incorporated in the BVI on February 7, 2024 with the authorized capital of 900 million shares of ordinary shares, par value of $0.00001 per share and 900 million shares of preferred shares of no-par value.

On March 1, 2024, Hamco Creek Aisa Development Company Limited (“Hamco Creek”), was incorporated in Hong Kong as the Company’s wholly-owned subsidiary, and its principal activities are franchise development in the food & beverages industry. Hamco Creek’s business encompasses three main areas: franchise development consultant, quick serving restaurant (QSR) brand development and franchisee operations.

The fiscal year end of the Company is June 30.

2. GOING CONCERN

As at December 31, 2025, the Company had $136,838 of cash. During the period ended December 31, 2025, the Company raised placement of shares of amounted to $150,000 and $306,000 was settled before the end of January 2026. This placement of shares aim to provide the liquidity and capital resources it needs to meet its working capital requirements and to make capital investments in connection with ongoing operations. Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it will be able to raise additional funds through the capital markets. Since the Company cannot give assurance that it will be able to secure the necessary capital when needed, there is a substantial doubt that the Company will be able to continue operations as a going concern following the issuance of these financial statements. The financial statements do not include any adjustments that might result from its inability to consummate the Proposed Public Offering or its inability to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and principles of consolidation

The accompanying consolidated financial statements of the Company and its subsidiary are prepared pursuant to the rules and regulations of the U.S Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The accompanying consolidated financial statements reflect all adjustments that management considers necessary for a fair presentation of the results of operations for these periods.

The accompanying financial statements have been prepared on a consolidated basis and reflect the financial statements of the Company and Hamco Greek. All intercompany transactions and balances are eliminated on consolidation.

Emerging growth company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Foreign currency translation

The Company’s consolidated financial statements are reported in United States dollars (“US$”), the Company’s presentation currency. The functional currency for the Company is US$ and the Company’s subsidiary in Hong Kong is Hong Kong dollars (“HK$”). The translation of the functional currencies of its subsidiary into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect as of the balance sheet date and for revenues and expense accounts using a monthly average exchange rate prevailing during the respective period. The gains or losses resulting from such translation are reported as currency translation adjustments under other comprehensive income (loss) under accumulated other comprehensive income (loss) as a separate component of equity.

Monetary assets and liabilities of the Company and its subsidiary denominated in currencies other than the functional currency of the Company and subsidiary are translated into their respective functional currency at the rates of exchange prevailing on the balance sheet date.

Transactions of the Company and its subsidiary in currencies other than the Company’s and the subsidiary’s functional currencies are translated into the respective functional currencies at the average monthly exchange rate prevailing during the period of the transaction. The gains or losses resulting from foreign currency transactions are included in the consolidated statements of operation and comprehensive loss.

The exchange rates used to translate amounts in HK$ into US$ for the purposes of preparing the financial statements were as follows:

December 31, 2025

Balance sheet items, except for ordinary shares, additional paid-in capital and retained earnings, as of period end	US$1=HK$7.7837
Amounts included in the statements of operations and cash flows for the period	US$1=HK$7.7837

Financial instruments and concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account placed in a financial institution, through an escrow agent, with high investment grade ratings. As of December 31, 2025, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $136,838 in cash and no cash equivalents as of December 31, 2025 ($120,121 at December 31, 2024). The Company’s cash is held at well capitalized financial institutions, but they are not FDIC insured; however, management does not believe there is a significant risk of loss.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. As of December 31, 2025, the Company has incurred deferred offering costs of $Nil ($19,341 December 31, 2024).

Revenue and expense recognition

Revenue will be recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed or determinable, (3) collectability is reasonably assured, and (4) delivery of products or services has occurred. The Company recognizes revenues from providing advisory and professional services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed. The Company has yet to start generating revenues. Transaction - related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Deferred revenues are recorded for fees received that have not yet been earned. Expenses are reflected on the consolidated statements of operations, net of client reimbursements.

Income taxes

The Company accounts for income taxes under the FASB Codification Topic 740-10-25 (“ASC 740-10-25”). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period included the enactment date.

There is currently no taxation imposed on income by the Government of the BVI. In accordance with BVI income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Hamco Creek is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income derived from its activities conducted in Hong Kong. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to US$254,268 (HK$2,000,000), and 16.5% on any part of assessable profits over US$254,268 (HK$2,000,000).

Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with such liabilities are expensed as incurred.

Net loss per share

Basic net loss per share is computed by dividing loss available to stockholders by the weighted average number of shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional shares that would have been outstanding if the potential shares had been issued and if the additional shares were diluted. There were no potentially dilutive securities for the period from July 1, 2025 to December 31, 2025.

Recently Adopted Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

4. PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company will offer up to 2,000,000 shares of ordinary shares for sale in a primary offering. The offered shares will be sold on behalf of the Company, on a best effort basis, by the Company’s shareholders, officers and directors. There is no minimum number of shares to be sold up to a maximum of 2,000,000 shares of ordinary shares to be sold. As of ending December 31, 2025, the company had sold 1,824,000 shares to 34 subscribers.

5. CASH

	December 31, 2025	December 31, 2024
Hamco Venture/Hamco Creek Bank Account	$136,838	$82,071
	Total $136,838	Total $82,071

Hamco Creek’s and Hamco Venture’s cash are deposited at DBS Hong Kong Bank.

6. SHARE CAPITAL

On February 7, 2024 (date of inception), 105,500,000 Ordinary Share to the Company’s founder, Chun Leung Chow, Li Tao, Jin Yi, Fan Huan and Dong Sun at $0.00001 per share. The monies from this transaction which totalled $1,055, went to the Company to be used as working capital.

On May 28, 2024, the Company sold 99,600,000 shares of its Ordinary Shares to Chun Leung Chow, Li Tao, Jin Yi, Fan Huan at $0.00125 per share. The monies from this transaction which totaled $124,500, went to the Company to be used as working capital.

On May 28, 2024 the Company issued 38,090,000 shares of Preferred Shares to Chun Leung Chow for the total purchase price of $1.00. The monies from this transaction went to the Company to be used as working capital.

On Dec 19, 2025 Li Tao sold 10,009,890 shares, Yi Jin sold 2,802,769 shares, Huan Fan sold 2,758,281 shares and Dong Sun sold 429,059 shares to Yansu Christie Ju in private sales resulting Ms Ju ownership of 15,999,999 shares.

On Dec 19, 2025 the company repurchased and canceled 32,230,000 Preferred shares from Chun Leung Chow(eddy)

For the period from November 12, 2025 to December 31, 2025, the Company issued 1,824,000 shares of Ordinary shares to 34 subscribers at $0.25 per share. The monies from this transaction which totaled $456,000, went to the Company to be used as working capital.

There have been no other issuances of the Company’s ordinary shares.

As of December 31, 2025, the Company had 206,924,000 issued and outstanding ordinary shares.

7. CONCENTRATION AND RISKS

(a) Concentration

During the period from July 1, 2025 to December 31, 2025, 100% of the Company’s assets were located in Hong Kong.

(b) Economics and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date and up through April 14, 2026, the date that the financial statements were available to be issued. On Feb 13, 2026, Company issued addition 60,000 Ordinary shares to an investor at $0.25 per share. The monies from this transaction which totaled $15,000, went to the Company to be used as working capital.